THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT. THE TAX TREATMENT OF THIS SAFE AND THE CONVERSION AND OTHER RIGHTS HEREIN ARE UNCERTAIN (SEE SECTION 7.4) AND INVESTOR SHOULD CONSULT WITH ITS OWN LEGAL AND TAX ADVISORS WITH RESPECT THERETO.

GOLD + BERN, LLC

SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE)

THIS SIMPLE AGREEMENT FOR FUTURE EQUITY (this "**SAFE**") is issued by Gold + Bern LLC, a California limited liability company (the "**Company**") to [________, a series of _______SPV, LLC] (the "**Investor**"). In exchange for the payment by the Investor of $_______ (the "**Investment Amount**") on or about _______, 202__, the Company issues to the Investor the right to certain ownership units of the Company, subject to the terms described below.

1. Definitions. Capitalized terms not otherwise defined in this SAFE will have the meanings set forth in this Section 1.

1.1 "**Change of Control**" means:

(a) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets;

(b) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of the Company's Units immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(c) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Securities and Exchange Act of 1934, as amended), of the Company's Units if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

A transaction will not constitute a "Change of Control" if its sole purpose is to change the ownership percentage between the founding members of the Company or to change the state of the Company's jurisdiction of organization or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's Units immediately prior to such transaction. Notwithstanding the foregoing, the sale of Equity Units in a bona fide financing transaction will not be deemed a "Change of Control."

1.2 "**Common Unit**" means a type of Unit having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Common Units" in the LLC Agreement.

1.3 "**Conversion Price**" means (rounded to the nearest 1/100th of one cent):

(a) with respect to a conversion pursuant to Section 2.1, the quotient resulting from dividing (i) the Valuation Cap by (ii) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing; and

(b) with respect to a Hypothetical Conversion pursuant to Section 2.2, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Change of Control.

1.4 "**Conversion Units**" (for purposes of determining the type of Equity Units issuable upon conversion of this SAFE) means with respect to a conversion pursuant to Section 2.1, (i) non-voting Units issued in the Next Equity Financing or (ii) at the Company's election (if applicable), non-voting Shadow Preferred Units.

1.5 "**Dissolution Event**" means (a) a voluntary termination of the Company's operations; (b) a general assignment for the benefit of the Company's creditors; or (c) a liquidation, dissolution or winding up of the Company (other than a Change of Control), whether voluntary or involuntary.

1.6 "**Equity Units**" means (a) Units; (b) any securities conferring the right to purchase Units; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Units. Notwithstanding the foregoing, the following will not be considered "Equity Units": (i) any Incentive Units; (ii) any convertible promissory notes issued by the Company; and (iii) any SAFEs (including this SAFE) issued by the Company.

1.7 "**Fully Diluted Capitalization**" means the number of the Company's issued and outstanding Units, assuming (a) the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including all outstanding vested or unvested options or warrants to purchase the Company's Units; and (b) solely for purposes of Section 1.3(a), the issuance of all Incentive Units reserved and available for future issuance under any of the Company's existing equity incentive plans or any equity incentive plan created or expanded in connection with the Next Equity Financing. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (i) any convertible promissory notes issued by the Company; (ii) any SAFEs (including this SAFE) issued by the Company; and (iii) any Equity Units that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

1.8 "**Incentive Unit**" means a type of Unit, whether now existing or hereafter created, (a) designated as an "Incentive Unit" and having the privileges, preference, duties, liabilities, obligations and rights set forth in the LLC Agreement and (b) granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services, including any Unit that constitute a "profits interest" within the meaning of Revenue Procedures 93-27 and 2001-43.

1.9 "**LLC Agreement**" means the Company's Operating Agreement, as it may be amended, modified, superseded or replaced from time to time.

1.10 "**Next Equity Financing**" means the next sale (or series of related sales) by the Company of its Equity Units following the date of issuance of this SAFE, in one or more offerings relying on Section 4(a)(2) of the Securities Act or Regulation D thereunder for exemption from the registration requirements of Section 5 of the Securities Act, from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the investment amount of this SAFE).

1.11 "**Preferred Unit**" means a type of Unit, whether now existing or hereafter created, designated as a "Preferred Unit" and having the privileges, preference, duties, liabilities, obligations and rights set forth in the LLC Agreement.

1.12 "**SAFEs**" mean any simple agreements for future equity (or other similar agreements) which are issued by the Company for bona fide financing purposes.

1.13 "**Securities Act**" means the Securities Act of 1933, as amended.

1.14 "**Shadow Preferred Units**" means a series of Preferred Units with substantially the same rights, preferences and privileges as the series of Preferred Units issued in the Next Equity Financing, except that the per Unit liquidation preference of the Shadow Preferred Units will equal the Conversion Price calculated pursuant to Section 1.3(a).

1.15 "**Unit**" means a unit of limited liability company interest in the Company and includes all types and classes of Units, including Preferred Units, Common Units and Incentive Units.

1.16 "**Valuation Cap**" means a pre-money valuation cap of $8,000,000.00.

2. Conversion and Hypothetical Conversion. This SAFE will be convertible into Equity Units or the right to receive payment pursuant to the following terms.

2.1 Next Equity Financing Conversion. This SAFE will automatically convert into Conversion Units upon the closing of the Next Equity Financing. The number of Conversion Units the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole Unit) obtained by dividing (x) the Investment Amount by (y) the applicable Conversion Price. At least 5 days prior to the closing of the Next Equity Financing, the Company will notify the Investor in writing of the terms of the Equity Units that are expected to be issued in such financing. The issuance of Conversion Units pursuant to the conversion of this SAFE will be on, and subject to, the same terms and conditions applicable to the Equity Units issued in the Next Equity Financing (except that, if the Equity Units to be issued in the Next Equity Financing are Preferred Units with a liquidation preference, the Company may, at its election, issue Shadow Preferred Units to the Investor in lieu of such Preferred Units).

2.2 Change of Control Hypothetical Conversion. If there is a Change of Control prior to the conversion of this SAFE pursuant to Section 2.1, then at the closing of such Change of Control, this SAFE will convert into the right to receive, and the Company will pay the Investor, the greater of: (a) the Investment Amount; or (b) the hypothetical amount the Investor would have received if this SAFE had been converted into Common Units at the applicable Conversion Price immediately prior to such Change of Control ("**Hypothetical Conversion**") and the Company had distributed to the Investor the amount per Common Unit distributable to the holders of the Company's Common Units pursuant to such Change of Control, as determined by the Company.

2.3 Mechanics of Conversion.

(a) Financing Agreements. The Investor acknowledges that the conversion of this SAFE into Conversion Units pursuant to Section 2.1 will require the Investor's execution of (i) certain agreements relating to the purchase and sale of the Conversion Units (the "**Unit Purchase Agreements**") and (ii) a limited liability company operating agreement containing restrictions on transfer of the Units, rights of first offer and voting rights, governance provisions and other terms and covenants relating to the

Conversion Units and the operation of the Company (the "**LLC Agreement**", and together with the Unit Purchase Agreements, the "**Financing Agreements**")). The Investor agrees to execute all Financing Agreements in connection with the conversion in such form as presented to the Investor by the Company, and the Company will not be required to issue the Conversion Units until the Investor has surrendered this SAFE to the Company (or provided an instrument of cancellation or affidavit of loss) and executed all such Financing Agreements in the form presented by the Company. If the Investor fails to execute any Financing Agreements in the form presented by the Company within 10 days of the Company's written request, then the Company may terminate this Agreement by giving written notice of termination to the Investor and refunding the Investor's Investment Amount.

(b)   Contingency. The conversion of this SAFE pursuant to Section 2.1 and the payment or Hypothetical Conversion of this SAFE pursuant to Section 2.2 may be made contingent upon the closing of the Next Equity Financing and Change of Control and the Company's timely receipt of a duly executed Conversion Notice, respectively.

3.   Dissolution Event. If a Dissolution Event occurs while this SAFE is outstanding, the Company will pay the Investor an amount equal to the Investment Amount (the "**Repayment**") immediately prior to, or concurrently with, the consummation of the Dissolution Event. If the assets of the Company legally available for distribution to the holders of all outstanding SAFEs (the "**Dissolving Investors**") are insufficient to permit the payment to the Dissolving Investors of the full amount of the Repayment, then the entire assets of the Company legally available for distribution, if any, will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Investment Amounts they would otherwise be entitled to receive pursuant to this Section 3.

4.   Termination. This SAFE will expire and terminate upon the first to occur of: (i) the issuance of Conversion Units to the Investor pursuant to Section 2.1; (ii) the date the Company's written notice of termination is given to the Investor pursuant to Section 2.3(a); or (iii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 2.2 or Section 3.

5.   No Rights as a Member. The Investor is not entitled by virtue of holding this SAFE to be deemed a holder of the Company's Units for any purpose, nor will anything contained in this SAFE be construed to confer on the Investor, as such, any of the rights of a Unit holder of the Company or any right to vote for the election of managers (or the board of directors or its equivalent) or upon any matter submitted to Unit holders at any meeting thereof, or to give or withhold consent to any company action or to receive notice of meetings, or to receive subscription rights or otherwise until Conversion Units have been issued upon the terms described in this SAFE.

6.   Representations and Warranties of the Company. In connection with the transactions contemplated by this SAFE, the Company hereby represents and warrants to the Investor as follows:

6.1 Due Organization; Qualification and Good Standing. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of California and has all requisite limited liability company power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

6.2 Authorization and Enforceability. Except for the authorization and issuance of the Conversion Units, all company action has been taken on the part of the Company and its officers, managers and members necessary for the authorization, execution and delivery of this SAFE. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all company action required to make all of the obligations of the Company reflected in the provisions of this SAFE valid and enforceable in accordance with its terms.

7. <u>Representations and Warranties of the Investor</u>. In connection with the transactions contemplated by this SAFE, the Investor hereby represents and warrants to the Company as follows:

7.1 <u>Authorization</u>. The Investor has full power and authority (and, if an individual, the capacity) to enter into this SAFE and to perform all obligations required to be performed by it hereunder. This SAFE, when executed and delivered by the Investor, will constitute the Investor's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

7.2 <u>Purchase Entirely for Own Account</u>. The Investor acknowledges that this SAFE is made with the Investor in reliance upon the Investor's representation to the Company, which the Investor hereby confirms by executing this SAFE, that this SAFE and the Conversion Units (collectively, the "**Securities**") will be acquired for investment for the Investor's own account, not as a nominee or agent (unless otherwise specified on the Investor's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this SAFE, the Investor further represents that the Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities.

7.3 <u>Disclosure of Information; Non-Reliance</u>. The Investor has received all the information that it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities. The Investor further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. The Investor confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and has made its own independent decision that the investment in the Securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

7.4 <u>Tax Matters</u>. The Investor acknowledges that there are no relevant authorities that directly address the U.S. federal income tax treatment of this SAFE or the Securities, and no ruling has been sought from the Internal Revenue Service (IRS) in connection with the issuance of this SAFE or the Securities. Accordingly, the U.S. federal income tax characterization of this SAFE and the Securities is uncertain. However, the Company and the Investor agree to take the position that this SAFE will be treated for U.S. federal income tax purposes as a non-compensatory option as defined in Treasury Reg. Section 1.721-2(f), but shall not be treated as exercised upon issuance. Therefore, the Investor shall not be treated as a member of the Company, and shall not receive any allocation of income, gain, loss or deduction in respect of any Units issuable upon the conversion of this SAFE until, if ever, such Units are actually issued following such conversion. The Investor agrees to not take any position inconsistent with the foregoing intended tax characterization of this SAFE on any tax return, in any administrative or judicial proceeding relating to taxes, or otherwise, unless required by the Company. The Investor acknowledges that there can be no assurance that the IRS will agree with such characterization and that a different characterization may affect the tax consequences of this SAFE to the Company and/or the Investor. If the Company determines that this SAFE should no longer be characterized as a non-compensatory option, the Investor shall cooperate with the Company, and shall execute and deliver such additional amendments and other documents as the Company requests, to restructure this SAFE in a manner determined by the Company, provided that such restructuring provides reasonably equivalent economic benefits to the Investor as this SAFE. The Investor has reviewed with its own tax advisors the federal, state and local tax consequences of this investment, where applicable, and the transactions contemplated by this SAFE. The Investor is relying solely on such advisors and not on any statements or representations of the Company or any of its agents and understands that the Investor (and not the Company) shall be responsible for the Investor's own tax liability that may arise as a result of this investment and the transactions contemplated by this SAFE.

7.5 <u>Investment Experience; No Liquidity</u>. The Investor is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. The Investor has no immediate need for liquidity in connection with its investment in the Securities, does not anticipate being required to sell such Securities in the foreseeable future and has the capacity to sustain a complete loss of its investment in the Securities.

7.6 <u>Restricted Securities</u>. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or state securities laws, by reason of specific exemptions from the registration provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor's representations as expressed herein. The Investor understands that the Securities are "restricted securities" under U.S. federal and applicable state securities laws and that, pursuant to these laws, the Investor must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission ("**SEC**") and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Investor acknowledges that the Company has no obligation to register or qualify the Securities for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Investor's control, and which the Company is under no obligation, and may not be able, to satisfy. The Investor further understands that the Conversion Units will be subject to restrictions on transfer and sale in the Company's operating agreement.

7.7 <u>No Public Market</u>. The Investor understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities.

7.8 <u>Speculative Nature of Investment</u>. The Investor is aware that the purchase of the Securities is a speculative investment involving a very high degree of risk and that there is no guarantee that the Investor will realize any gain from the Investor's investment. The Investor is able to bear the economic risk of its investment in the Securities, able to hold the Securities indefinitely, and presently able to afford a complete loss of its investment in the Securities.

8. <u>Miscellaneous</u>.

8.1 <u>Transfer Restrictions</u>. Without in any way limiting the representations and warranties set forth in this SAFE, the Investor further agrees not to make any disposition of all or any portion of the

Securities unless and until the transferee has agreed in writing for the benefit of the Company (in an adoption agreement provided by the Company) to make the representations and warranties set out in <u>Section 7</u> and the undertaking set out in this <u>Section 8.1</u>, and the Investor has: (i) notified the Company of the proposed disposition; (ii) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (iii) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act. The Holder agrees not to make any disposition of any of the Securities to the Company's competitors, as determined by the Company. Without limiting the foregoing provisions of this <u>Section 8.1</u>, the Company reserves the right to prohibit any transfer, assignment or other disposition of all or any portion of the Securities in its sole discretion.

8.2 <u>Successors and Assigns</u>. Except as otherwise provided herein, the terms and conditions of this SAFE will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; provided, however, that the Company may not assign its obligations under this SAFE without the written consent of the Holder. This SAFE is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this SAFE.

8.3 <u>Governing Law</u>. This SAFE will be governed by and construed in accordance with the internal laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction).

8.4 <u>Counterparts</u>. This SAFE may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via fax, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8.5 <u>Titles and Subtitles</u>. The titles and subtitles used in this SAFE are included for convenience only and are not to be considered in construing or interpreting this SAFE.

8.6 <u>Notices</u>. All notices and other communications given or made pursuant hereto will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email or confirmed fax; (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the respective parties at the addresses shown on the signature pages hereto (or to such email address, fax number or other address as subsequently modified by written notice given in accordance with this <u>Section 8.6</u>).

8.7 <u>Expenses</u>. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this SAFE.

8.8 <u>Entire Agreement; Amendments and Waivers</u>. This SAFE constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof. Any term of this SAFE may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Investor.

8.9 Severability. If one or more provisions of this SAFE are held to be unenforceable under applicable law, such provisions will be excluded from this SAFE and the balance of the SAFE will be interpreted as if such provisions were so excluded and this SAFE will be enforceable in accordance with its terms.

8.10 Adjustments; Conversion, Exchange and Reorganization. The Investor will be entitled to the benefit of (i) all adjustments in the number of the Company's Units as a result of any splits, recapitalizations, combinations or other similar transactions affecting the Company's Units underlying the Conversion Units that occur prior to the conversion of this SAFE and (ii) all changes to the Company's Units underlying the Conversion Units as a result of any conversion, exchange or reorganization transaction affecting such Units that occurs prior to conversion of this SAFE. If the Company elects to convert to a C corporation while this SAFE remains outstanding, the Investor agrees to take any and all actions determined in good faith by the Company to be advisable to reorganize this SAFE and any securities issuable hereunder.

8.11 Managers, Members and Officers Not Liable. In no event will any manager (or director or its equivalent), member or officer of the Company be liable for any amounts due and payable pursuant to this Agreement.

8.12 Further Assurances. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this SAFE and any agreements executed in connection herewith.

IN WITNESS WHEREOF, the undersigned have caused this Simple Agreement for Future Equity to be duly executed and delivered.

GOLD + BERN LLC

By_____
Name:
Title:

Agreed to and accepted:

[SPV NAME]

By_____
Name:
Title:

___ Accredited Investor
_X_ Unaccredited Investor